Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Nine Months Ended September 30
	2008	2007
Earnings:
Pretax income excluding income or loss from equity investments	$317,831	$101,658
Adjustments:
Fixed charges	66,814	71,446
Distributed income from equity investments	2,167	1,185
Capitalized interest, net of amortization	(5,835)	(16,299)
Arch Western Resources, LLC dividends on preferred membership interest	(78)	(78)

Total earnings	$380,899	$157,912

Fixed charges:
Interest expense	56,228	$53,142
Capitalized interest	8,662	16,622
Arch Western Resources, LLC dividends on preferred membership interest	78	78
Portions of rent which represent an interest factor	1,846	1,604

Total fixed charges	$66,814	$71,446
Preferred stock dividends	11	166

Total fixed charges and preferred stock dividends	$66,825	$71,612

Ratio of earnings to combined fixed charges and preference dividends	5.70x	2.21x